FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

XINYUAN REAL ESTATE CO., LTD.

Form 6-K

Page
Signature	4
Exhibit 99.1 – Press Release Announcing Financial Results for Third Quarter 2008	5

Appointment of Executive Officer

The Company appointed Mr. Meng Du as its chief operating officer, replacing Ms. Yuyan Yang effective November 21, 2008. Mr. Du will be involved in managing the Company’s operations, including its real estate development projects. Mr. Du has 10 years of executive-level experience from several property developers in the People’s Republic of China and has been involved in projects representing a combined gross floor area of approximately 3 million square meters. Mr. Du holds a masters degree in business administration from the Renmin University of China. Ms. Yang will remain on the Company’s board of directors, and has transitioned back to her prior position with the Company as assistant to the chief executive officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: November 25, 2008

Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Financial Results for the Third Quarter and

First Nine Months of 2008

Company achieves total revenue and net income growth for the first nine months of 2008 of 35.5% and 43.8%, respectively

BEIJING, China, November 25, 2008 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE:XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2008.

•	Total revenues for the third quarter of 2008 decreased 5.4% to US$83.0 million from US$87.7 million for the second quarter of 2008.

•	Total revenues for the nine months ended September 30, 2008 increased 35.5% to US$295.8 million from US$218.3 million for the same period in 2007.

•	Net income for the third quarter of 2008 decreased 40.9% to US$7.8 million from US$13.2 million for the second quarter of 2008.

•	Net income for the nine months ended September 30, 2008 increased 43.8% to US$53.9 million from US$37.5 million for the same period in 2007.

•

Diluted earnings per share were US$0.05 for the third quarter of 2008, equivalent to US$0.10 per American Depositary Share (“ADS”), compared to US$0.08 diluted earnings per share or US$0.16 per ADS for the second quarter of 2008.

•

Diluted earnings per share were US$0.27 for the nine months ended September 30, 2008, equivalent to US$0.54 per ADS, compared to US$0.31 diluted earnings per share or US$0.62 per ADS for the same period in 2007.

•

During the third quarter of 2008, the Company launched the first phase of a new project with total developable gross floor area (“GFA”) of 509,851 square meters in Kunshan, and completed construction of total GFA of approximately 67,600 square meters for one ongoing project in Zhengzhou.

•

As of September 30, 2008, the Company had land reserves representing approximately 2.2 million square meters of developable GFA, all of which is either under construction or in the planning stage. This represents future sales of 2 to 3 years of development activity, and is consistent with the Company’s business plan.

	Three months ended 9/30/07	Three months ended 9/30/08	Nine months ended 9/30/07	Nine months ended 9/30/08
Total revenue (US$000)	120,595	82,951	218,300	295,811
Net income (US$000)	16,049	7,785	37,484	53,909
Diluted earnings per share (US$)	0.13	0.05	0.31	0.27

“The third quarter of 2008 continued a challenging period within China’s real estate sector,” said Mr. Yong Zhang, Xinyuan’s chairman and chief executive officer. “Government policies introduced during the second half of last year to cool a rapidly growing housing market continued to weigh heavily on consumer demand and have created a ‘wait-and-see’ attitude amongst consumers. While home prices have remained relatively stable in the markets in which we operate, sales volumes have decreased across much of the industry. Despite these challenges, Xinyuan has delivered solid results for the first nine months of 2008.”

Mr. Zhang continued, “Recently, China’s central and municipal governments eased their monetary and fiscal policies in a combined effort to stimulate the real estate sector and promote growth. In addition, on November 9, 2008, China’s State Council announced a US$586 billion economic stimulus package aimed at encouraging domestic consumption. These are encouraging signs, and although it may take some time for these policies to demonstrate measurable results, we believe our quick asset turnover business model and strong cash position will allow us to take advantage of the pent-up demand generated by China’s rapid urbanization and growing middle class. Looking to the remainder of 2008 and into 2009, we plan to modify our production schedule and slow construction to enhance our capital efficiency and effectively monitor our cash flow until markets and demand stabilize. Although visibility remains difficult in the near-term, we remain confident in the long-term prospects of the real estate sector in China.”

Mr. Frank Ng, Xinyuan’s chief financial officer added, “As part of our ongoing strategy during this period of softer consumer demand, we continue to focus on improving our position within the six cities we currently operate. During the third quarter we launched the first phase of our Kunshan International City Garden project which has a total developable GFA of 509,851 square meters and we completed construction of approximately 67,600 square meters of GFA in our Zhengzhou Commercial Plaza project. Our strong balance sheet and good cash position of approximately US$184 million as of September 30, 2008 provide us with sufficient funding to finance the development of existing projects to completion and allow us room to gear up for business expansion once demand increases and new market opportunities are presented.”

Financial Results for the Third Quarter and Nine Months ended September 30, 2008

Revenues

Total revenues were US$83.0 million for the third quarter of 2008, compared to US$87.7 million and US$120.6 million for the second quarter of 2008 and third quarter of 2007, respectively, representing decreases of 5.4% and 31.2% from the second quarter of 2008 and third quarter of 2007, respectively. Third quarter total revenues included a favorable adjustment of approximately US$1.7 million, which was caused by the inclusion of certain excluded costs in management’s cost estimate for two projects.

Total GFA recognized for revenue was approximately 93.9 thousand square meters for the third quarter of 2008, compared to 101.0 thousand square meters and 191.1 thousand square meters for the second quarter of 2008 and third quarter of 2007, respectively. The average selling price per square meter recognized for revenue was approximately Renminbi (“RMB”) 6,260 for the third quarter of 2008, compared to RMB6,300 and RMB5,050 for the second quarter of 2008 and third quarter of 2007, respectively.

The quarter-over-quarter decrease in revenue was primarily due to decreased revenue of US$15.5 million from Suzhou Lake Splendid, Suzhou Colorful Garden and Suzhou International City Garden, as a result of weaker market conditions in the third quarter of 2008 compared to the second quarter of 2008, and was partially offset by increased revenue of US$10.8 million from Jinan International City Garden and Zhengzhou Xinyuan Colorful Garden, which launched pre-sales in the second quarter of 2008.

The year-over-year decrease in revenue was primarily attributable to decreased revenue of US$67.3 million from Jinan Elegant Scenery and Suzhou Lake Splendid compared to the third quarter of 2007. These two projects launched pre-sales in April and May 2007, respectively, and enjoyed strong sales performance in the third quarter of 2007. The decreased revenue was partially offset by increased revenue of US$43.5 million from Jinan International City Garden and Zhengzhou Xinyuan Colorful Garden, which launched pre-sales in November 2007 and April 2008, respectively.

For the nine months ended September 30, 2008, total revenues were US$295.8 million, an increase of 35.5% from US$218.3 million for the same period in 2007. Total GFA recognized for revenue was approximately 356.1 thousand square meters for the nine months ended September 30, 2008, compared to 363.5 thousand square meters for the same period in 2007. The average selling price per square meter recognized for revenue was approximately RMB6,100 for the nine months ended September 30, 2008, compared to RMB4,800 for the same period in 2007.

The geographic breakdown of revenues from real estate sales were as follows:

	Revenue (US$ ‘000)
	2007Q3		2008Q2		2008Q3
City	amount	%	amount	%	amount	%
Suzhou	54,686	46%	31,664	36%	16,213	20%
Zhengzhou	26,750	22%	10,987	13%	21,763	27%
Hefei	17,906	15%	11,885	14%	10,388	13%
Jinan	20,360	17%	32,540	37%	30,156	36%
Kunshan*	—	0%	—	0%	1,913	2%
Chengdu*	—	0%	—	0%	1,418	2%

	119,702	100%	87,076	100%	81,851	100%

*	Pre-sales results for phase one of Kunshan International City Garden and phase one of Chengdu Xinyuan Splendid One consisted of the sales period from September 20-30, 2008.

Gross Profit

Gross profit for the third quarter of 2008 was US$18.4 million, compared to US$20.7 million and US$31.7 million for the second quarter of 2008 and third quarter of 2007, respectively. For the nine months ended September 30, 2008, gross profit was US$75.7 million, an increase of 6.1% from US$71.3 million for the same period in 2007.

The gross margin percentage for the third quarter of 2008 was 22.2%, compared to 23.6% and 26.3% for the second quarter of 2008 and third quarter of 2007, respectively. The quarter-over-quarter decrease in gross margin percentage was mainly attributed to the third quarter 2008 sale of projects of Suzhou International City Garden and Zhengzhou Xinyuan Colorful Garden which generated lower gross margins due to higher land acquisition costs and construction costs. The year-over-year decrease in gross margin percentage was attributed to the third quarter 2007 sale of Zhengzhou Central Garden West and Zhengzhou Central Garden East which generated higher gross margins due to lower land acquisition costs and construction costs. Similarly, due to lower margins on newly launched projects of Suzhou International City Garden and Zhengzhou Xinyuan Colorful Garden, for the nine months ended September 30, 2008 the gross margin percentage was 25.6%, compared to 32.7% for the same period in 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were US$13.5 million for the third quarter of 2008, compared to US$12.4 million and US$5.7 million for the second quarter of 2008 and third quarter of 2007, respectively. As a percentage of total revenue, the selling, general and administrative expenses for the third quarter of 2008 were 16.3%, compared to 14.2% and 4.8% for the second quarter of 2008 and third quarter of 2007, respectively. The quarter-over-quarter increase in total selling, general and administrative expenses was due to increased selling and marketing activities to promote new projects. The year-over-year increase in total selling, general and administrative expenses was due to increased selling and marketing activities to promote new projects, salaries and other expenses associated with the addition of new employees, stock-based compensation amortization, and professional fees associated with maintenance as a listed company on the New York Stock Exchange and compliance with the rules and regulations of the Securities and Exchange Commission. Similarly, for the nine months ended September 30, 2008, selling, general and administrative expenses were US$36.8 million, compared to US$13.7 million for the same period in 2007. As a percentage of total revenue, the selling, general and administrative expenses for the nine months ended September 30, 2008 were 12.4%, compared to 6.3% for the same period in 2007.

Operating Margin

The operating margin percentage for the third quarter of 2008 was 5.9%, compared to 9.4% and 21.5% for the second quarter of 2008 and third quarter of 2007, respectively. For the nine months ended September 30, 2008, the operating margin percentage was 13.1%, compared to 26.4% for the same period in 2007. The quarter-over-quarter and year-over-year decrease in operating margin was due to reduced gross margins of property developments for the third quarter of 2008 and increased selling and marketing activities to promote new projects, salaries and other expenses associated with the addition of new employees, stock-based compensation amortization, and professional fees. Excluding share-based compensation expenses (non-GAAP), operating margin for the third quarter was 7.8%, compared to 12.3% and 21.6% in the second quarter of 2008 and third quarter of 2007, respectively.

Share of Income in an Equity Investee and Exchange Gains

In the third quarter of 2008, the Company recognized income in the amount of US$3.2 million from its equity investment in a 45% owned project company, Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., compared to income in the amount of US$3.7 million and US$2.2 million in the second quarter of 2008 and third quarter of 2007, respectively. Similarly, for the nine months ended September 30, 2008, the Company recognized income in the amount of US$10.5 million, compared to US$5.8 million for the same period in 2007.

In addition, the Company recognized unrealized foreign exchange gain of US$0.7 million in the third quarter of 2008, which resulted from the appreciation of Renminbi against U.S. dollar, as the Company translated certain U.S. dollar-denominated long-term debts into Renminbi for the third quarter of 2008 using the exchange rate at September 30, 2008. A US$1.5 million and US$0.8 million foreign exchange gain of the same nature was recognized in the second quarter of 2008 and third quarter of 2007, respectively. For the nine months ended September 30, 2008, the Company recognized unrealized foreign exchange gain of US$4.4 million, compared to US$1.5 million for the same period in 2007.

Change in Fair Value of Derivative Liabilities

In the third quarter of 2008, the Company recognized a gain of US$2.0 million arising from a decrease in fair value of the warrants issued with floating rate notes, compared to a gain of US$2.8 million arising from a decrease in fair value of the warrants in the second quarter of 2008 and an expense of US$1.8 million arising from an increase in fair value of the warrants in the third quarter of 2007. For the nine months ended September 30, 2008, the Company recognized a gain of US$16.1 million arising from a decrease in fair value of the warrants, compared to a loss of US$6.2 million for the same period in 2007.

Income Taxes

Income tax expense for the third quarter of 2008 was US$3.5 million, compared to US$4.3 million and US$9.7 million for the second quarter of 2008 and third quarter of 2007, respectively. The quarter-over-quarter and year-over-year decrease was primarily attributable to decreased gross profit recognized and increased selling, general and administrative expenses charged in the third quarter of 2008, as compared to the second quarter of 2008 and third quarter of 2007. For the nine months ended September 30, 2008, the income tax expense was US$18.8 million, compared to US$20.6 million for the same period in 2007.

Net Income

Net income for the third quarter of 2008 was US$7.8 million, compared to US$13.2 million and US$16.0 million for the second quarter of 2008 and third quarter of 2007, respectively. For the nine months ended September 30, 2008, net income was US$53.9 million, compared to US$37.5 million for the same period in 2007. The Company reported basic and diluted earnings per share of US$0.05 and US$0.05, or earnings per ADS of US$0.10 and US$0.10 for the third quarter of 2008, respectively. For the nine months ended September 30, 2008, basic and diluted earnings per share were US$0.36 and US$0.27, respectively, or earnings per ADS of US$0.72 and US$0.54, respectively. Each ADS represents two common shares.

Appointment of Executive Officer

The Company recently appointed Mr. Meng Du as its chief operating officer, replacing Ms. Yuyan Yang. Mr. Du brings with him more than 10 years of executive-level experience from several respected property developers and has been involved in projects representing a combined GFA of approximately 3 million square meters. Mr. Du holds a masters degree in business administration from the Renmin University of China.

“We are delighted to welcome Mr. Meng Du to our senior management team,” said Mr. Zhang. “Mr. Du’s outstanding project execution track record and extensive experience within the real estate industry provides us with a tremendous asset as we complete our existing projects and look for new opportunities in the market.”

Ms. Yang remains on the Company’s board of directors and is rotating back to the position she previously held with the Company as assistant to the chief executive officer.

Outlook

Given the highly volatile and difficult credit and financial market conditions experienced at the end of the third and into the fourth quarter, along with the impact on the economy and real estate industry from slowdowns in consumer spending, business investment and the general labor market, the Company has determined that near-term revenue visibility remains limited and providing forward guidance is not prudent at this time. With a strong balance sheet, including a cash balance of approximately US$184 million and a net gearing ratio of 37% as of September 30, 2008, a disciplined land acquisition strategy and an intense focus on capital management, Xinyuan remains well positioned to capitalize on opportunities as they arise.

The breakdown of saleable GFA in the future is as follows:

City	Total GFA (sq.m)	Sold GFA as of September 30, 2008 (sq.m)	Saleable GFA in the future (sq.m)
Suzhou	481,789	245,205	236,584
Zhengzhou	534,826	98,322	436,504
Hefei	145,452	145,173	279
Jinan	348,424	256,859	91,565
Chengdu	450,374	2,503	447,871
Kunshan	509,851	5,060	504,791

	2,470,716	753,122	1,717,594

Non-GAAP Measures

This release contains non-GAAP financial measures, as such term is defined by the U. S. Securities and Exchange Commission. These non-GAAP financial measures, which are identified in this release, are used by management as measures of the Company’s performance, and should be considered in addition to, not in isolation or as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of GAAP to Non-GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, and non-GAAP net income.

The Company’s management uses certain non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation charges, unrealized foreign exchange gain or loss, amortization of intangible assets, amortization of convertible debt issuance cost and charges arising from changes in fair value of derivative warrant liabilities, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company computes its non-GAAP financial measures using the same consistent methods from quarter to quarter. The Company’s management believes that these non-GAAP financial measures can provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures can provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash settlement or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results. The Company’s management believes excluding the non-cash stock-based compensation charges, unrealized foreign exchange gain, amortization expense of intangible assets and charges resulting from changes in fair value of derivative warrant liabilities from its non-GAAP financial measure of net income are useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.

Conference Call Information

Xinyuan’s management will host an earnings conference call on November 25, 2008 at 8 a.m. U.S. Eastern Standard Time (9 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US: +1-617-614-3472

Hong Kong: +852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

The passcode is “Xinyuan Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until December 25, 2008:

International:	+1-617-801-6888
Passcode:	52247075

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Xinyuan’s website at http://ir.xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a fast-growing developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; we require substantial capital resources to fund our land use rights acquisition and property developments, which may not be available; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile; you may be subject to limitations on transfer of your ADSs, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2007. All information provided in this press release is as of November 25, 2008. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to adjustment. In addition, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We make no representation of management’s assessment regarding internal control over financial reporting or include an attestation report of the Company’s independent auditors due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30, 2007	June 30, 2008	September 30, 2008
Revenue	$120,595	$87,723	$82,951

Cost of revenue	(88,931)	(66,997)	(64,569)

Gross profit	31,664	20,726	18,382

Selling and distribution expenses	(2,766)	(4,153)	(5,251)
General and administrative expenses	(2,979)	(8,285)	(8,249)

Operating income	25,919	8,288	4,882

Interest income	419	1,205	559
Interest expense	(1,757)	3	—
Share of income in an equity investee	2,220	3,716	3,186
Exchange gains	798	1,522	668
Change in fair value of warrant liabilities	(1,840)	2,776	2,026

Income from operations before income taxes	25,759	17,510	11,321

Income taxes	(9,710)	(4,338)	(3,536)

Net Income	16,049	13,172	7,785

Accretion of Series A convertible preference shares	(722)	—	—

Net income attributable to ordinary shareholders	$15,327	$13,172	7,785

Earnings (loss) per share:
Basic	$0.14	$0.09	$0.05
Diluted(1)	$0.13	$0.08	$0.05
Shares used in computation:
Basic	106,510	148,398	149,007
Diluted	117,256	160,467	160,200

Note (1) Diluted Earnings per Share for the three months ended September 30, 2007, June 30, 2008 and September 30, 2008

The diluted earnings per share for the three months ended September 30, 2007, June 30, 2008 and September 30, 2008 are calculated as follows:

(All US$ amounts and number of shares data in thousands, except per share data)

	Three Months Ended
	September 30, 2007	June 30, 2008	September 30, 2008
Numerator:
Net income	$16,049	$13,172	$7,785
Accretion of Series A convertible redeemable preference shares	(722)		—

Net income attributable to ordinary shareholders – diluted	15,327	13,172	7,785

Denominator:
Number of shares outstanding - basic	106,510	148,398	149,007
Convertible subordinated notes	9,597	9,597	9,597
Incremental shares of Burnham warrant	1,149	—	—
Stock options	—	2,472	1,596

Number of shares outstanding - diluted	117,256	160,467	160,200

Diluted earnings per share	$0.13	$0.08	$0.05

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended
	September 30, 2007	September 30, 2008
Revenue	$218,300	$295,811

Cost of revenue	(146,990)	(220,148)

Gross profit	71,310	75,663

Selling and distribution expenses	(5,957)	(11,257)
General and administrative expenses	(7,737)	(25,550)

Operating income	57,616	38,856

Interest income	736	2,805
Interest expense	(1,439)	—
Share of income in an equity investee	5,819	10,487
Exchange gains	1,522	4,422
Change in fair value of warrant liabilities	(6,186)	16,098

Income from operations before income taxes	58,068	72,668

Income taxes	(20,584)	(18,759)

Net Income	37,484	53,909

Accretion of Series A convertible preference shares	(2,167)	—

Net income attributable to ordinary shareholders	$35,317	$53,909

Earnings (loss) per share:
Basic	0.33	0.36
Diluted	0.31	0.27
Shares used in computation:
Basic	106,510	148,601
Diluted	113,360	160,680

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(U.S. Dollars in thousands)

	Audited	Unaudited
	December 31, 2007	September 30, 2008
ASSETS
Current assets
Cash and cash equivalents	$309,315	$102,041
Restricted cash	48,267	82,016
Short term investment	—	—
Accounts receivable	257	9,405
Other receivables	4,750	2,478
Other deposits and prepayments	12,864	24,337
Advances to suppliers	3,052	10,327
Real estate property development completed	4,917	3,341
Real estate property under development	379,142	725,480
Other current assets	7,782	9,066

Total current assets	770,346	968,491

Real estate property under development	9,738	—
Real estate properties held for lease, net	6,811	13,147
Property and equipment, net	4,649	4,950
Other long-term investment	242	242
Interests in an equity investee	9,344	20,818
Other assets	6,065	6,368

TOTAL ASSETS	$807,195	$1,014,016

	Audited	Unaudited
	December 31, 2007	September 30, 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$45,490	$88,137
Short-term bank loans	49,284	75,497
Customer deposits	25,261	22,604
Income tax payable	5,406	6,164
Deferred tax liabilities	7,532	14,154
Other payables and accrued liabilities	18,296	21,552
Payroll and welfare payable	3,105	1,851

Total current liabilities	154,374	229,959

Long-term bank loans	137,858	190,088
Warrant liabilities	16,592	494
Deferred tax liabilities	4,776	6,932
Unrecognized tax benefits	11,925	12,775
Other long-term debt	91,771	96,231

Total liabilities	417,296	536,479

Shareholders’ equity
Common shares	15	15
Additional paid-in capital	490,361	497,854
Statutory reserves	12,145	12,145
Accumulated deficit(2)	(123,704)	(69,794)
Accumulated other comprehensive earnings	11,082	37,317

Total shareholders’ equity	389,899	477,537

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$807,195	$1,014,016

Note (2) On November 13, 2007, the holders of the Company’s Series A convertible preference shares agreed to waive the contingent conversion option contained in the shares. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A convertible preference shares. In connection with this, the Company recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect the Company’s net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the same amount.

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP to NON-GAAP RESULTS

(U.S. Dollar in thousands, except per share data)

	Three months ended September 30, 2008
	GAAP		Adjustments	Non-GAAP Results
Gross profit	18,382			18,382
Operating expenses	13,500	(a)	(1,537)	11,878
		(b)	(85)
Operating income	4,882	(a)	1,537	6,504
		(b)	85
Net income	7,785	(a)	1,621	6,797
		(b)	85
		(c)	(2,026)
		(e)	(668)

	Three months ended June 30, 2008
	GAAP		Adjustments	Non-GAAP Results
Gross profit	20,726			20,726
Operating expenses	12,438	(a)	(2,441)	9,912
		(b)	(85)
Operating income	8,288	(a)	2,441	10,814
		(b)	85
Net income	13,172	(a)	2,560	11,519
		(b)	85
		(c)	(2,776)
		(e)	(1,522)

	Three months ended September 30, 2007
	GAAP		Adjustments	Non-GAAP Results
Gross profit	31,664			31,664
Operating expenses	5,745	(b)	(85)	5,660
Operating income	25,919	(b)	85	26,004
Net income	16,049	(b)	85	17,547
		(c)	1,840
		(d)	371
		(e)	(798)

(a)	To adjust stock-based compensation charges
(b)	To adjust amortization of property management rights
(c)	To adjust changes in fair value of derivative warrant liabilities
(d)	To adjust amortization of convertible debt issuance cost
(e)	To adjust unrealized exchange gain

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP to NON-GAAP RESULTS

(U.S. Dollar in thousands, except per share data)

	Nine months ended September 30, 2008
	GAAP		Adjustments	Non-GAAP Results
Gross profit	75,663			75,663
Operating expenses	36,807	(a)	(7,153)	29,399
		(b)	(255)
Operating income	38,856	(a)	7,153	46,264
		(b)	255
Net income	53,909	(a)	7,525	41,169
		(b)	255
		(c)	(16,098)
		(e)	(4,422)

	Nine months ended September 30, 2007
	GAAP		Adjustments	Non-GAAP Results
Gross profit	71,310			71,310
Operating expenses	13,694	(b)	(255)	13,439
Operating income	57,616	(b)	255	57,871
Net income	37,484	(b)	255	43,145
		(c)	6,186
		(d)	742
		(e)	(1,522)

(a)	To adjust stock-based compensation charges
(b)	To adjust amortization of property management rights
(c)	To adjust changes in fair value of derivative warrant liabilities
(d)	To adjust amortization of convertible debt issuance cost
(e)	To adjust unrealized exchange gain

CONTACTS

In China:

Mr. Frank Ng

Chief Financial Officer

Tel: +86 (10) 8588-9255

Email: frankng@xyre.com

Mr. Jacky Zhang

Deputy General Manager of Investor Relations

Tel: +86 (10) 8588-9262

Email: zhengang.zhang@xyre.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Financial, New York

Tel: +1 (212) 880-5269

Email: thomas.smith@ogilvypr.com